Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 2 to Registration Statement No. 333-169563 on Form S-1 of our report dated February 28, 2013, relating to the consolidated financial statements and financial statement schedule of Great-West Life & Annuity Insurance Company and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the retrospective adoption of a change in accounting for costs associated with acquiring or renewing insurance contracts), included in the Annual Report on Form 10-K for the year ended December 31, 2012, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

February 28, 2013